Rhodia-ster

Investor Relations

02 FEB -5 AM 8:43

82-3942



Securities and Exchange Commission
Att. Mr. Michael Hyatte
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Tel.: 55.11.5502-1608
Fax: 55.11.5502-1525
e-mail: sartori.antonio@rhodia-ster.com.br

São Paulo january 30th, 2001

Dear Sirs,

SUPPL

Attached please find the consolidated quartely information of Rhodia-ster S.A. and its subsidiaries (consolidated) for the period ended december 31st, 2001 in USGAAP.

Sincerely yours,

Rhodia-ster S.A.

Antonio R. Sartori
Investor Relations Manager



FOR FURTHER INFORMATION PLEASE CONTACT:

Rhodia-ster S.A.
Sr. Antonio R. Sartori - Manager, Investor Relations
Phone: (55 11) 5502-1608 Fax : (55 11) 5502-1499
E-mail : sartori.antonio@rhodia-ster.com.br
Web page : http://www.rhodia-ster.com.br

Rhodia-ster Announces 2001 Results

Company shows a 29% Operating Income increase

for the year despite of a troubled 4th Quarter

Highlights

Jan - Dec 2001 Period - Consolidated Figures

(US$ millions)	2001	2000*	Change	2000
Volumes (in thousands of tons)	**280,1**	**302,1**	**-7%**	**302,1**
Net Sales	**301,5**	**322,9**	**-7%**	**328,8**
Gross Profit	**70,3**	**64,3**	**9%**	**72,5**
Operating Income (Loss) - EBIT	**46,8**	**36,3**	**29%**	**52,5**
Net Income (Loss)	**5,7**	**(7,9)**	**-173%**	**8,3**
EBITDA	**78,7**	**70,0**	**12%**	**86,2**

* In 2000 Rhodia-ster's EBITDA was affected by non-recurrent exceptional e ffects in the amount of US$ 16 millions. Above mentioned non-recurrent effects have been excluded for appropriate comparison basis.

January 23rd, 2002 – Rhodia-ster S.A. (BOVESPA: RHD3), the South American leader in polyester chain products and applications, today announced its fourth quarter 2001 results. All financial and operational information is provided on a consolidated basis in US dollars according to USGAAP, unless otherwise stated. Additionally, all comparisons made in this release refer to the same period of 2000, unless otherwise stated.

Rhodia-ster shows good performance in 2001, despite of a difficult second half and a tough Fourth Quarter. September 11th events in the US, the economic slowdown and the Argentine situation have negatively impacted the sector.As a consequence, sales volumes decreased by 7% as compared with the 4th quarter of 2000 and YTD Net Sales reached US$ 301,5 million in 2001 on a consolidated basis, showing a slight decrease (7%) as compared to the same period of the last year.

However, Rhodia-ster has shown during this difficult year its capacity to resist to an adverse economic environment: the operating income increased by 29% while the operational cash generation (EBITDA) reaches US$ 78.7 million , showing a 12% increase as compared to 2000. Net Income for the year shows a US$ 5.7 million profit as compared with a loss of US$ 7.9 million in 2000. Rhodia-ster's is pursuing its debtreduction process: as of end of December the net debt dropped to US$ 190.8 million, what represents a US$ 39,5 million reduction as compared to December 2000.

"We were able to face a troubled conjuncture in 2001, specially in the 2nd half, with the American economy slowdown, the Argentine crisis and its consequences and also the expressive local currency devaluation which occurred mainly in the last four months of the year", states Rhodia-ster's director president, Antonio Pádua Teixeira.


Rhodia-ster

Products

Innovation - 2001 was remarked by the launching of innovative products, developed at the - Rhodia-ster's Products Development Center (CDPET), at Poços de Caldas. At the polyester fiber sector, the family of fibers from ALYA brand was presented and two products can already be found in the market: Alya Eco, which uses recycled PET and Alya Loft, used in the Alya Lofty aims to reach furniture, duvet and toy markets. At PET resin sector, Rhodia-ster launched a new generation of resins TECNA, which grants to customers a higher productivity with a lower electric power consumption.

Prices & Volumes Evolution

PET resin has shown a slight price increase in 2001, which offsets the volume slowdown experienced during the second half of the year. As a consequence, Net Sales decreases only by 4.7%

Fiber volumes have been affected for both, a warm winter and by the significant drop in cotton, thus affecting the prices which show a decrease of 4%.


Sales Volumes
Thousand tons
0
10
20
30
40
50
60
70
80
4ºQ/98
4ºQ/99
4ºQ/00
3ºQ/01
4ºQ/01
Others
Textile Sector
Packaging Sector

Positive Gross Profit Evolution and Cash Generation

Despite the above mentioned negative effects, the operational performance and the cash generation (EBITDA) for the year show a significative improvement.

Current year EBITDA shows a MUS$ 9 improvement versus the same period of last year, excluding non recurring factors.

In relative terms, when compared to previous year YTD figures, margin (EBITDA over Net Sales) increases from 22% to 26%.


EBITDA (US$ millions)
0
20
40
60
80
13
21
18
23
19
20
19
15
70
79
1st. Q
2nd. Q
3rd. Q
4th. Q
YTD
2000
2001



Financial debt keeps being reduced

The graph on the right shows the evolution of the debt for the year 2001. Net Debt decreases from US$ 230.3 million to US$ 190.8 million at the end of the year.

The US$ 76.7 million of operational cash generation served to finance investments, change in working capital and financial expenses (US 39.2 million), thus leaving US$ 39.5 million to reduce the indebtedness.

The average calculated financing cost at December 31st. was 10.2%, per year above the exchange variation.



Net Indebtedness Reduction
$ Millions
-78.7
39.2
230.3
Cash Generation
Fin.Exp., Investments & Working Capital
190.8
Dec - 2000
Dec - 2001



Debt Evolution in the Last 4 Yrs. & Quarterly 2001
(US$ millions)
459
357
310
230
209
205
207
191
Dec/97
Dec/98
Dec/99
Dec/00
Mar/01
Jun/01
Sep/01
Dec/01

The statements contained in this release concerning the Company's business outlook, estimates of operating and financial results and the Company's growth potential are mere estimates, and were based on management expectations regarding the Company's future. These expectations are highly dependent on changes in the marketplace, on Brazil's general economic performance, on industry and on international markets. Therefore, they are subject to change.



Consolidated Unaudited Income Statement

(US$ Thousands)

	YTD 2001	YTD 2000*	YTD 2000
Net Sales	**301,468**	**322,897**	**328,765**
Cost of Sales	(199,260)	(224,879)	(222,546)
Depreciation	(31,898)	(33,700)	(33,700)
Gross Profit	**70,310**	**64,318**	**72,519**
Margin	*23%*	*20%*	*22%*
Selling Expenses	(7,485)	(9,424)	(9,424)
General and Adm. Expenses, Net	(13,663)	(15,665)	(15,665)
R & D Expenses	(2,331)	(2,898)	(2,898)
Other operating Expenses, Net			8,000
EBIT - Operating Income (Loss)	**46,831**	**36,331**	**52,532**
Margin	*16%*	*11%*	*16%*
Interest Expenses, Net	(27,744)	(36,265)	(36,265)
Other Income (Expense), Net	(0,016)	(5,101)	(5,101)
Translation Gain (losses), Net	0,356	(1,836)	(1,836)
Income (Loss) Before Income Taxes	**19,427**	**(6,871)**	**9,330**
Income Taxes (including Deferred)	(9,717)	5,923	5,923
Minority Interest	(3,980)	(6,952)	(6,952)
Net Income (Loss)	**5,730**	**(7,900)**	**8,301**
Earnings per Share (period)	0,0028	(0,0039)	0,0000
EBITDA	**78,729**	**70,031**	**86,232**
Margin	*26%*	*22%*	*26%*

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

* In 2000 Rhodia-ster's EBITDA was affected by non-recurrent exceptional effects in the amount US$16 million

Consolidated Unaudited Balance Sheet

(US$ Thousands)

ASSETS	Dec-2001	LIABILITIES	Dec-2001
Current Assets	**155.376**	**Current Liabilities**	**275.875**
Cash & Equivalents	17.778	Curr. portion Long Term Debt	8.736
Account Receivable, Net	49.359	Short Term Borrowing	61.786
Inventories	77.356	Intercompany Payable	135.536
Prepaid Expens. & Other	10.883	Trade Account Payable	53.484
Deferred Income Tax	-	Income Tax and Other	2.539
Other Credits	-	Prov. Losses and Conting.	6.859
		Accrued Salaries, Vacations	2.955
		Other Current Liabilities	3.980
Noncurrent Assets	**1.261**	**Long Term Liabilities**	**15.836**
Legal Deposits	268	Long Term Debt	2.564
Deferred Income Tax	993	Prepaid Pension Cost	402
		Deferred Income Taxes	12.870
Prop. Plan & Equip.	**314.420**	**Minority Interest**	**47.943**
Cost	645.727	**Stockholders Equity**	**131.403**
Accum. Depreciation	(331.307)	Capital	272.678
		Retained Earnings	(141.275)
Total Assets	**471.057**	**Total Liabilities and S. Equity**	**471.057**